Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

	(dollars in thousands)
	Successor				Predecessor
	Three Months Ended March 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Period From March 20, 2012 Through December 31, 2012	Period From January 1, 2012 Through March 19, 2012	Year Ended December 31, 2011
Net income (loss)	$5,501	$3,070	$338	$(12,533)	$(3,433)	$(10,873)
Preferred deemed dividends	—	(9,455)	—	—	—	—
Series B preferred stock dividends	(4,248)	—	—	—	—	—

Net income (loss) attributable to common shareholders	$1,253	$(6,385)	$338	$(12,533)	$(3,433)	$(10,873)

Interest on runoff notes	$954	$8,993	$14,897	$13,511	$—	$—
Interest charges due to debt facility termination	—	13,232	—	—	—	—

Total fixed charges	954	22,225	14,897	13,511	—	—
Preferred dividends	4,248	9,455	—	—	—	—

Total fixed charges and preferred dividends	$5,202	$31,680	$14,897	$13,511	$—	$—

Ratio of net income (loss) to combined fixed charges and preferred dividends	105.7%	9.7%	2.3%	-92.8%	N/A	N/A
Ratio of net income (loss) attributable to common shareholders to combined fixed charges and preferred dividends	24.1%	-20.2%	2.3%	-92.8%	N/A	N/A